UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

BROWN-FORMAN CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

115637-10-0
(CUSIP Number)

June 11, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-l(b)

[X]           Rule 13d-l(c)

[]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons	Owsley Brown Frazier

	I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ X ] [ ]

(3)	SEC Use Only

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:*
	(5) Sole Voting Power	710,214
	(6) Shared Voting Power	5,359,221
	(7) Sole Dispositive Power	710,214
	(8) Shared Dispositive Power	5,359,221

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	6,069,435

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row 9	10.7%

(12)	Type of Reporting Person (See Instructions)	IN
*  See response to Item 4.

(1)	Names of Reporting Persons	Laura L. Frazier

	I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ X ] [ ]

(3)	SEC Use Only

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:*
	(5) Sole Voting Power	147,049
	(6) Shared Voting Power	5,359,221
	(7) Sole Dispositive Power	147,049
	(8) Shared Dispositive Power	5,359,221

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,506,270

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row 9	9.7%

(12)	Type of Reporting Person (See Instructions)	IN
*  See response to Item 4.

(1)	Names of Reporting Persons	Catherine Amelia Frazier Joy

	I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ X ] [ ]

(3)	SEC Use Only

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:*
	(5) Sole Voting Power	164,440
	(6) Shared Voting Power	5,411,295
	(7) Sole Dispositive Power	164,440
	(8) Shared Dispositive Power	5,411,295

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,765,735

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row 9	9.8%

(12)	Type of Reporting Person (See Instructions)	IN
*  See response to Item 4.

(1)	Names of Reporting Persons	The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), National City Bank Trustee

	I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ X ] [ ]

(3)	SEC Use Only

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION	KY

Number of Shares Beneficially Owned by Each Reporting Person With:*
	(5) Sole Voting Power	0
	(6) Shared Voting Power	5,359,221
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	5,359,221

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,359,221

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row 9	9.4%

(12)	Type of Reporting Person (See Instructions)	OO**
*  See response to Item 4.

**  The Reporting Person is a trust established under the laws of Kentucky.

(1)	Names of Reporting Persons	The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the Benefit of Owsley Brown Frazier, The Glenview Trust Company, Trustee

	I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ X ] [ ]

(3)	SEC Use Only

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION	KY

Number of Shares Beneficially Owned by Each Reporting Person With:*
	(5) Sole Voting Power	0
	(6) Shared Voting Power	5,359,221
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	5,359,221

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,359,221

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row 9	9.4%

(12)	Type of Reporting Person (See Instructions)	OO**
*  See response to Item 4.

**  The Reporting Person is a trust established under the laws of Kentucky.

ITEM 1(a).                      NAME OF ISSUER:

Brown-Forman Corporation

ITEM l(b).                      ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

850 Dixie Highway
Louisville, Kentucky 40210

ITEM 2(a).                      NAME OF PERSON FILING:

The persons reporting on this Schedule 13G are Owsley Brown Frazier, Laura L. Frazier, Catherine Amelia Frazier Joy, The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), National City Bank, Trustee, and The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the benefit of Owsley Brown Frazier, The Glenview Trust Company, Trustee.

ITEM 2(b).                      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Principal Business Address of Owsley Brown Frazier:	829 W. Main Street Louisville, Kentucky 40202

Principal Business Address of Laura L. Frazier:	731 E. Main Street Louisville, Kentucky 40202

Principal Business Address of Catherine Amelia Frazier Joy:	P.O. Box 640 Goshen, Kentucky 40026

Principal Business Address of The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), National City Bank, Trustee:	1900 East Ninth Street Cleveland, Ohio 44114

Principal Business Address of The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the benefit of Owsley Brown Frazier, Glenview Trust Company, Trustee:	4969 U.S. Highway 42, Suite 2000 Louisville, Kentucky 40222

ITEM 2(c).                      CITIZENSHIP:

Each of the individual Reporting Persons is a U.S. citizen.  Each of the trusts is domiciled in Kentucky.

ITEM 2(d).                      TITLE OF CLASS OF SECURITIES:

Class A Common Stock.

ITEM 2(e).                      CUSIP NUMBER:

115637-10-0

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-l(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Section 240.13d-1(c), check this box. ( )

ITEM 4.                      OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in item 1.

(a, b and c)                      The Class A Common Stock beneficially owned by each reporting person is as follows:

Reporting Person	Number of Shares Owned (1)
Owsley Brown Frazier:	Beneficially Owned: Percent of Class: Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	6,069,455 10.7% 710,214 5,359,221 710,214 5,359,221

Laura L. Frazier:	Beneficially Owned: Percent of Class: Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	5,506,270 9.7% 147,049 5,359,221 147,049 5,359,221

Catherine Amelia Frazier Joy:	Beneficially Owned: Percent of Class: Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	5,575,735 9.8% 164,440 5,411,295 164,440 5,411,295

The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), National City Bank, Trustee	Beneficially Owned: Percent of Class: Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	5,359,221 9.4% 0 5,359,221 0 5,359,221

The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the benefit of Owsley Brown Frazier, The Glenview Trust Company as Trustee	Beneficially Owned: Percent of Class: Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	5,359,221 9.4% 0 5,359,221 0 5,359,221

(1)           The percentage of outstanding shares is based on 56,913,097 shares of Class A Common Stock outstanding as of June 1, 2007.

(2)           Owsley Brown Frazier, Laura L. Frazier, Catherine Amelia Frazier Joy, The Amelia Brown Frazier Trust U/A dated April 13, 1961 for the benefit of Owsley Brown Frazier, and The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), have agreed in principle to act together, through the formation of Avish Agincourt, LLC, for the purpose of voting and holding equity securities of the Issuer.  Therefore, for purposes of this  Schedule 13G, each may be deemed to have acquired beneficial ownership of the equity securities of the Issuer beneficially owned by each of the other Reporting Persons.

ITEM 5.                     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Effective June 11, 2007, the undersigned entered into the Operating Agreement of Avish Agincourt, LLC, a Delaware limited liability company (the LLC), for the purpose of voting and holding equity securities of the Issuer.  The LLC holds in the aggregate 5,359,221 shares (LLC Shares), or 9.4%, of the issued and outstanding  Class A Common Stock of the Issuer.  The LLC has the right to receive the dividends and the proceeds of sale from the LLC Shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.                     NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.                      CERTIFICATION.

Not applicable.

SIGNATURE.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2007

/s/ Laura H. Pulliam Owsley Brown Frazier, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated May 17, 2007
/s/ Laura H. Pulliam Catherine Amelia Frazier Joy, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated June 11, 2007
/s/ Laura H. Pulliam Laura L. Frazier, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated May 22, 2007

/s/ Laura H. Pulliam
The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), National City Bank, Trustee, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated June 14, 2007

/s/ Laura H. Pulliam
The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the Benefit of Owsley Brown Frazier, The Glenview Trust Company, Trustee, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated June 13, 2007

Exhibit 99.1

AGREEMENT AMONG REPORTING PERSONS

The undersigned hereby agree as follows:

1.           Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2.           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

3.           Each of them acknowledge and agree that Laura H. Pulliam shall be authorized as attorney-in-fact to sign, on behalf of each party to this Agreement, any Schedule 13G or amendments  thereto that are required to be filed on behalf of the parties thereto.

Date:  June 21, 2007

/s/ Laura H. Pulliam Owsley Brown Frazier, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated May 17, 2007
/s/ Laura H. Pulliam Catherine Amelia Frazier Joy, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated June 11, 2007
/s/ Laura H. Pulliam Laura L. Frazier, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated May 22, 2007

/s/ Laura H. Pulliam
The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), National City Bank, Trustee, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated June 14, 2007

/s/ Laura H. Pulliam
The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the Benefit of Owsley Brown Frazier, The Glenview Trust Company, Trustee, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated June 13, 2007

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.
prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

2.
do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

3.
take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned's responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements.  This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder.  The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned's holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact.  This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.  This Power of Attorney may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of June, 2007.

AMELIA BROWN FRAZIER TRUST UNDER AGREEMENT F/B/O OWSLEY BROWN FRAZIER

By:           The Glenview Trust Company, Trustee

By: __/s/ Tawana Edwards__________________
                       Tawana Edwards, Principal

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

4.
prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

5.
do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

6.
take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned's responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements.  This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder.  The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned's holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact.  This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.  This Power of Attorney may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of June, 2007.

OWSLEY BROWN FRAZIER TRUST

By:           National City Bank, Trustee

By: __/s/ Matthew Black____________________
         Matthew Black, Vice President

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

7.
prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

8.
do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

9.
take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned's responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements.  This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder.  The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned's holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact.  This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.  This Power of Attorney may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 17th day of June, 2007.

__/s/ Owsley Brown Frazier___
OWSLEY BROWN FRAZIER

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

10.
prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

11.
do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

12.
take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned's responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements.  This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder.  The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned's holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact.  This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.  This Power of Attorney may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 22nd day of June, 2007.

_____/s/ Laura L. Frazier____
LAURA L. FRAZIER

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

13.
prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

14.
do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

15.
take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned's responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements.  This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder.  The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned's holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact.  This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.  This Power of Attorney may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of June, 2007.

______/s/ Catherine Frazier Joy___
CATHERINE FRAZIER JOY